February 3, 2026 PATRIA INVESTMENTS (NASDAQ: PAX) 4Q25 Earnings Presentation

2 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward- looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20- F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 4Q25 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Disclaimer PAX 4Q25 Earnings Presentation

3 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Patria Reports Fourth Quarter & Full Year 2025 Results February 3, 2026 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the fourth quarter and full year ended December 31, 2025 Patria will host its fourth quarter & full year 2025 investor conference call via public webcast on February 3, 2026, at 9:00 a.m. ET. To register, please use the following link: https://edge.media-server.com/mmc/p/ r9ysrjme For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ Conference Call Dividends Shareholder Relations Contact PatriaShareholderRelations@patria.com T: +1 917 769 1611 About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and approximately $53 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com Asset Classes Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities Main sectors Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services Investment Regions Latin America, Europe and the U.S. Patria declared a quarterly dividend of $0.15 per share payable to record holders of common stock as of the close of business on February 20, 2026. This dividend will be paid on March 12, 2026. PAX 4Q25 Earnings Presentation

PAX 4Q25 Earnings Presentation

PATRIA

Patria's Fourth Quarter & Full Year IFRS Results

IFRS Net Income attributable to Patria was $34.5 million for 4Q25 and $85.6 million for the full year

(US$ in millions)	4Q24	3Q25	4Q25	2024	2025
Revenue from management fees	80.0	85.4	90.8	293.9	334.0
Revenue from incentive fees	12.3	0.2	11.3	13.8	14.0
Revenue from performance fees (1)	62.7	—	30.4	62.7	31.2
Revenue from advisory and other ancillary fees	4.9	2.7	2.9	10.9	9.9
Taxes on revenue (2)	(2.6)	(1.8)	(2.3)	(7.1)	(7.3)
Revenue from services	**157.2**	**86.5**	**133.2**	**374.2**	**381.7**
Personnel expenses (3)	(33.7)	(35.8)	(55.5)	(111.7)	(154.4)
Deferred Consideration (4)	(2.3)	(0.9)	(1.5)	(11.2)	(4.0)
Amortization of intangible assets	(10.8)	(10.5)	(10.0)	(30.7)	(39.7)
Carried interest allocation	(20.9)	—	(10.6)	(20.9)	(10.6)
General and Administrative expenses	(14.1)	(11.9)	(7.5)	(46.7)	(43.8)
Other income/(expenses) (5) *	(11.0)	(0.4)	1.2	(23.6)	2.1
Share of equity-accounted earnings (6)	(0.1)	—	0.2	(0.5)	—
Net financial income/(expense) (7) *	(11.6)	(2.5)	(11.3)	(42.8)	(39.0)
Income before income tax	**52.6**	**24.6**	**38.1**	**86.0**	**92.2**
Income and other related tax (8)	2.8	(0.4)	(2.5)	(10.3)	(1.7)
Net income for the period	**55.5**	**24.2**	**35.6**	**75.7**	**90.5**
Attributable to:					
Shareholders of the Parent	**55.3**	**22.5**	**34.5**	**71.9**	**85.6**
Non-controlling interests (9)	**0.2**	**1.7**	**1.1**	**3.8**	**4.9**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

*A reclassification was performed from Other income/(expense) to Net financial income/(expense) for unwinding expenses on acquisition payables with no impact on net income for the period.

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5 Message from Patria’s CEO - Alex Saigh “We are very excited to report our 4th quarter results, a capstone to a very successful 2025. Highlights for the quarter and 2025 include organic fundraising of $1.7bn in the quarter and a record $7.7bn for the year, FEAUM that reached $40.8bn, up 24% compared to year-end 2024, and $203mn of Fee Related earnings in 2025, a 19% year-over-year increase. In addition, since the end of 3Q25 we’ve announced 3 acquisitions that further expand our capabilities and scale in key assets classes. First, the acquisition of a 51% stake in Solis with $3.5bn of FEAUM and which closed on January 2nd, significantly enhances our capabilities in the rapidly growing Private Credit market in Brazil. Second, the acquisition of Brazilian REIT manager RBR, which closed yesterday, will add $1.3bn of permanent capital and make us the largest independent manager of listed REITs in Brazil, a market in which scale has significant competitive advantages. Finally, we also announced the pending acquisition of WP Global Partners, a U.S. based Lower-Middle-Market Private Equity Solutions Manager, with $1.8bn of FEAUM and which strengthens our capabilities in our GPMS business in the critical U.S. market. Overall, as we enter 2026, the momentum we’ve built in 2025, augmented by our recent announced transactions, means that Patria is in a strong position to achieve, and hopefully exceed, the three-year fundraising and FRE objectives we set for ourselves at our investor day in December 2024. PAX 4Q25 Earnings Presentation

6 Patria’s Fourth Quarter 2025 Summary PAX 4Q25 Earnings Presentation

7 Key Business Metrics Financial Measures • Management fees of $92.0 million in 4Q25 and $338.7 million for the full year, up 13% and 16% compared to 4Q24 and 2024 respectively • Fee Related Earnings (“FRE”) of $64.3 million in 4Q25 and $202.5 million for the full year, up 17% and 19% compared to 4Q24 and 2024 respectively. On a per share basis, FRE in 4Q25 reached $0.41, up 15% year over year • FRE Margin of 63.6% in 4Q25 and 58.9% for the full year • Performance Related Earnings ("PRE") of $19.6 million in the 4Q25 • Distributable Earnings (“DE”) per share of $0.50 in 4Q25 and $1.27 for the full year See notes and definitions at end of document • Total Assets Under Management (“AUM”) of $52.6 billion as of quarter end, up 26% from 4Q24 • Fee Earning AUM (“FEAUM”) of $40.8 billion, up 24% from 4Q24 • Total Fundraising of $1.7 billion in 4Q25 and $7.7 billion for the full year • Total Deployment in drawdown funds of $0.6 billion in 4Q25 and $2.2 billion for the full year • Net Accrued Performance Fees of $249 million as of December 31, 2025, or $1.58 per share • Pending FEAUM of $2.9 billion as of quarter end Corporate Actions & Recent Developments Patria’s Fourth Quarter & Full Year 2025 Summary PAX 4Q25 Earnings Presentation • Declared quarterly dividend of $0.15 per common share payable on March 12, 2026 • Total net debt outstanding of ~$105 million as of quarter end • Board approved the increase of share repurchase authorization by an additional 3 million shares • Since the end of 3Q25, announced the acquisition of: • A 51% stake in Brazilian Private Credit Manager Solis with $3.5bn of FEAUM (closed Jan 2, 2026) • RBR Gestão, a Brazilian listed REIT manager with $1.3bn of FEAUM (closed Feb 2, 2026), and • WP Global Partners, a U.S. based middle-market PE solutions provider with $1.8bn of FEAUM (expected closing by 2Q26)

PAX 4Q25 Earnings Presentation

PATRIA

Patria's Fourth Quarter & Full Year 2025 Earnings

Distributable Earnings ("DE") of $78.5 million in 4Q25 and $200.9 for the full year

(US$ in millions)	4Q24	3Q25	4Q25	% Δ (4Q24 vs. 4Q25)	% Δ (3Q25 vs. 4Q25)	2024	2025	% Δ (2024 vs. 2025)
Management Fees	81.4	87.0	92.0	13%	6%	292.4	338.7	16%
(+) Incentive Fees	12.3	0.2	11.3			13.8	14.0	
(+) Other Fee Revenues	4.7	2.5	2.9			10.4	9.6	
(–) Taxes on Revenues (1)	(2.3)	(1.8)	(2.1)			(6.5)	(7.1)	
(–) Rebates	(2.9)	(3.3)	(3.1)			(9.3)	(11.2)	
Total Fee Revenues	**93.2**	**84.6**	**101.0**	**8%**	**19%**	**300.8**	**344.0**	**14%**
(–) Personnel Expenses	(23.8)	(22.3)	(24.8)	4%	11%	(82.4)	(91.7)	11%
(–) General and Administrative Expenses	(13.8)	(12.1)	(11.3)	(18)	(7)%	(45.6)	(47.1)	3%
(–) Placement Fees Amortization and Rebates (2)	(0.8)	(0.7)	(0.7)	(18)%	(6)%	(2.7)	(2.7)	(1)%
Fee Related Earnings (FRE)	**54.8**	**49.5**	**64.3**	**17%**	**30%**	**170.1**	**202.5**	**19%**
FRE Margin (%)	**58.8%**	**58.5%**	**63.6%**			**56.5%**	**58.9%**	
Realized Performance Fees (After-Tax)	62.3	—	30.2			62.3	31.0	
(–) Carried interest allocation and bonuses (3)	(20.9)	—	(10.6)			(20.9)	(10.6)	
Performance Related Earnings (PRE)	**41.4**	**—**	**19.6**			**41.4**	**20.3**	
(+) Net financial income/(expense) (4)	(3.7)	(1.0)	(1.8)			(9.2)	(9.7)	
Pre-Tax Distributable Earnings	**92.6**	**48.4**	**82.0**	**(11)%**	**69%**	**202.3**	**213.1**	**5%**
(–) Income and other related tax (5)	(3.5)	(1.6)	(3.5)	1%	117%	(13.1)	(12.2)	(7)%
Distributable Earnings (DE)	**89.1**	**46.9**	**78.5**	**(12)%**	**67%**	**189.2**	**200.9**	**6%**
DE per Share	**0.58**	**0.30**	**0.50**	**(14)%**	**67%**	**1.24**	**1.27**	**2%**
Shares Outstanding	153.6	158.0	158.0	3%	0%	153.6	158.0	

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. Due to the acquisition of the remaining 50% of VBI Real Estate in August 2024, results prior to the acquisition are reflected on a proportional consolidation basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

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PAX 4Q25 Earnings Presentation

PATRIA

Fee Related Earnings (“FRE”)

Highlights for the quarter

- Sequential and year-over-year increase in Management Fees reflects higher FEAUM driven mainly by organic net inflows and positive investment returns
- Personnel and G&A expenses totaled approximately $36.1 million dollars in the quarter, up 5% sequentially and down 4% year-over-year
- Sequential and year-over-year increase in FRE reflects combination of higher Fee Revenues and increase in FRE margin

(US$ in millions)	4Q24	3Q25	4Q25	% Δ (4Q24 vs. 4Q25)	% Δ (3Q25 vs. 4Q25)	2024	2025	% Δ (2024 vs. 2025)
Management Fees	81.4	87.0	92.0	13%	6%	292.4	338.7	16%
(+) Incentive Fees	12.3	0.2	11.3			13.8	14.0	
(+) Other Fee Revenues	4.7	2.5	2.9			10.4	9.6	
(–) Taxes on Revenues (1)	(2.3)	(1.8)	(2.1)			(6.5)	(7.1)	
(–) Rebates	(2.9)	(3.3)	(3.1)			(9.3)	(11.2)	
Total Fee Revenues	**93.2**	**84.6**	**101.0**	**8%**	**19%**	**300.8**	**344.0**	**14%**
(–) Personnel Expenses	(23.8)	(22.3)	(24.8)	4%	11%	(82.4)	(91.7)	11%
(–) General and Administrative Expenses	(13.8)	(12.1)	(11.3)	(18)	(7)%	(45.6)	(47.1)	3%
(–) Placement Fees Amortization and Rebates (2)	(0.8)	(0.7)	(0.7)	(18)%	(6)%	(2.7)	(2.7)	(1)%
Fee Related Earnings (FRE)	**54.8**	**49.5**	**64.3**	**17%**	**30%**	**170.1**	**202.5**	**19%**
FRE Margin (%)	**58.8%**	**58.5%**	**63.6%**			**56.5%**	**58.9%**	

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. Due to the acquisition of the remaining 50% of VBI Real Estate in August 2024, results prior to the acquisition are reflected on a proportional consolidation basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

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10 210 19 8 12 Net Accrued Performance Fees for Drawdown Funds US$ 249 mn PE VI IS III IS IV Others1 EoP FX US$/BRL  $5.50 EoP FX US$/BRL $6.19  Net Accrued Performance Fees (USD in millions) EoP FX US$/BRL $5.32 See notes and definitions at end of document. Totals may not add due to rounding. 4Q25 Composition by Fund PAX 4Q25 Earnings Presentation 402 (106) (6) (7) (9) (4) 269 (20) 249 3Q25 PE V (2015) PE VI (2019) IS III (2013) IS IV (2018) Others2 4Q25 Before Realization IS III Realized Perf. Fee 4Q25 319 4Q24 • Net Accrued Performance Fees of $249 million or $1.58 per share on December 31, 2025 • Net Accrued Performance Fees decreased in the quarter mainly by the share price of listed companies in PE Fund V and appreciation of the USD vs. local currencies • Net Accrued Performance Fees also decreased in the quarter mainly due to IS III monetization by the sale of multiple assets

11 (US$ in millions) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total 4Q24 68 163 315 10 49 303 908 1Q25 229 896 832 13 42 1,161 3,173 2Q25 24 330 346 80 232 254 1,266 3Q25 96 612 396 78 109 240 1,531 4Q25 16 415 274 144 523 324 1,695 2025 365 2,253 1,848 316 905 1,978 7,666 Fundraising See notes and definitions at end of document. Totals may not add due to rounding. Highlights for the quarter • Real Estate included over $260 million raised through a follow-on offering in our Brazilian Logistics REIT and over $180 million in our funds in Colombia • Infrastructure benefited from additional co-investment commitments and commitments to core and credit strategies • GPMS fundraising was led by an additional close in SOF V PAX 4Q25 Earnings Presentation

12 11.2 2.7 7.98.6 4.0 9.0 3.0 0.4 0.24.0 1.5 1.2 0.10.20.1 1.0 0.2 12.2 14.2 1.9 2.85.8 8.4 6.7 8.85.5 8.09.8 10.5 4Q24 4Q25 Total Assets Under Management Pending FEAUM represents AUM available for future deployment that could generate management fees if deployed. See notes and definitions at end of document. Totals may not add due to rounding. Fair Value of Investments US$ 9.3 bn Uncalled Capital + US$ 43.3 bn +26% $41.9bn $52.6bn GPMSPublic EquitiesReal EstateCreditInfrastructurePrivate Equity •LTM growth in AUM was driven by organic capital inflows of $7.7 billion, a positive valuation impact of $3.2 billion as well as a positive impact from USD depreciation vs other currencies, and $0.6 billion from acquisitions, offset by outflows of $(4.5) billion - which included $(3.3) billion of divestments and distributions Pending FEAUM PAX 4Q25 Earnings Presentation US$ 2.9 bn

13 10.2 11.9 1.8 2.7 5.5 7.8 6.5 8.63.4 4.3 5.4 5.6 4Q24 4Q25 18% 4% 14% 20% 17% 27% 17% 4% 13% 19% 17% 29% See notes and definitions at end of document. Totals may not add due to rounding. $32.9bn $40.8bn Fee Earning Assets Under Management US$ 92.0 mn 4Q25 Mgmt. Fee Revenue Breakdown Per Strategy+24% GPMSPublic EquitiesReal EstateCreditInfrastructurePrivate Equity US$ 81.4 mn 4Q24 Mgmt. Fee Revenue Breakdown Per StrategyPAX 4Q25 Earnings Presentation US$ 338.7 mn YTD Mgmt. Fee Revenue Breakdown Per Strategy •Fee Earning AUM (FEAUM) of $40.8 billion in 4Q25 were up 24% versus the prior year driven by organic capital inflows of $5.6 billion, a positive valuation of $3.0 billion, $0.6 billion of acquisitions, and FX impact of $2.0 billion, partially offset by $(2.3) billion of divestments and distributions and $(1.0) billion of redemptions •Management Fees of $92.0 million in 4Q25 were up 13% compared to 4Q24 mainly driven by the higher FEAUM due to net inflows

14 Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Mgmt. Fee Rate includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria’s 50% and 51% ownership levels, respectively. Periodic liquidity for open funds refers to funds which investors can redeem shares in a short period, including but not limited to weekly and monthly; and for Interval Funds refers to funds which investors can only redeem shares at specific intervals, such as quarterly, semi-annually or yearly. Asset Class FEAUM by Structure Fee Basis Frequency of Duration Currency Exposure LTM Effective NAV Calculation Hard / Soft (%) Mgmt. Fee Rate Private Equity $ 5.6 bn 100% Drawdown Funds Deployed Capital at Cost n.a. Long-dated & Illiquid 90% | 10% 1.80% Infrastructure $ 4.3 bn 92% Drawdown Funds Hybrid: Committed/ n.a. Long-dated & Illiquid 79% | 21% 1.46%Deployed at Cost 8% Infrastructure Core NAV Daily Permanent Capital 0% | 100% Credit $ 8.6 bn 86% Interval Funds NAV Daily Periodic/Limited Liquidity 70% | 30% 0.86%11% Open Funds NAV Daily Periodic 38% | 62% 3% Drawdown Funds NAV Quarterly Long-dated & Illiquid 46% | 54% Real Estate $ 7.9 bn 90% REITs Market Value/NAV Daily/Monthly Permanent Capital 0% | 100% 0.73% 10% Drawdown Funds NAV Quarterly Long-dated & Illiquid 35% | 65% Public Equities $ 2.7 bn 43% SMAs Hybrid: Varies by Account Quarterly Long-dated & Illiquid 0% | 100% 0.66%33% Interval Funds NAV Daily Periodic/Limited Liquidity 0% | 100% 24% Open Funds NAV Daily Periodic 14% | 86% GPMS $ 11.9 bn 40% SMAs Hybrid: Varies by Account Quarterly Long-dated & Illiquid 100% | 0% 0.52% 25% Drawdown Funds NAV Quarterly Long-dated & Illiquid 100% | 0% 21% Open Funds NAV Daily Periodic 77% | 23% 14% Permanent NAV Quarterly Permanent Capital 100% | 0% Total $ 40.8 bn 62% | 38% 0.92% Key Fee Characteristics By Investment Vertical NAV annual? % of our FEAUM generates fees on Daily Values What is Avg. FEAUM for Daily products? PAX 4Q25 Earnings Presentation

15See notes and definitions at end of document. Totals may not add due to rounding. Total AUM Roll Forward PAX 4Q25 Earnings Presentation Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total AUM 3Q25 10,930 7,948 8,387 2,423 7,741 13,791 51,219 Acquisitions — — — — 30 — 30 Inflows 16 415 274 144 523 324 1,695 Realizations & Dividends (140) (406) (11) — (105) (219) (881) Redemptions — — (136) (152) (17) (107) (412) Valuation Impact (222) 78 218 294 280 220 868 FX (138) (94) 43 86 (64) 76 (91) Funds Capital Variation 36 91 2 — (21) 72 180 AUM 4Q25 10,482 8,033 8,777 2,795 8,366 14,156 52,609 Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total AUM 4Q24 9,812 5,537 6,697 1,877 5,791 12,184 41,899 Acquisitions — — 7 — 613 — 621 Inflows 365 2,253 1,848 316 905 1,978 7,666 Realizations & Dividends (600) (647) (468) (5) (359) (1,252) (3,330) Redemptions (56) — (352) (437) (21) (320) (1,186) Valuation Impact 57 188 833 805 744 619 3,246 FX 914 336 218 239 658 765 3,131 Funds Capital Variation (11) 365 (6) — 34 181 564 AUM 4Q25 10,482 8,033 8,777 2,795 8,366 14,156 52,609

16See notes and definitions at end of document. Totals may not add due to rounding. Total FEAUM Roll Forward PAX 4Q25 Earnings Presentation Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 3Q25 5,489 4,038 8,171 2,364 7,228 11,535 38,826 Acquisitions — — — — — — — Inflows 84 351 287 110 452 375 1,660 Realizations & Dividends — (33) (15) — (99) (215) (362) Redemptions — — (134) (152) — (86) (372) Valuation Impact — 12 243 294 322 133 1,004 FX and Other (20) (41) 34 82 (55) 111 110 Change in fee basis — (56) — — — — (56) FEAUM 4Q25 5,553 4,271 8,586 2,698 7,848 11,854 40,810 Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 4Q24 5,404 3,419 6,522 1,803 5,513 10,239 32,901 Acquisitions — — 10 — 592 — 602 Inflows 112 1,030 1,806 275 679 1,746 5,647 Realizations & Dividends (22) (295) (442) (5) (347) (1,169) (2,280) Redemptions — — (350) (437) — (210) (998) Valuation Impact (2) 37 844 831 677 591 2,979 FX and Other 61 136 196 230 735 657 2,015 Change in fee basis — (55) — — (1) — (56) FEAUM 4Q25 5,553 4,271 8,586 2,698 7,848 11,854 40,810

PAX 4Q25 Earnings Presentation

Investment Performance – Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	**Total (USD)**	**%**	**Value (USD)**	**Value (USD)**	**Value (USD)**	**Value (USD)**	**Gross MOIC (USD)**	**Net IRR (USD)**	**Net IRR (BRL)**
Private Equity									
PE I (1997)	234,000	Divested	163,812	—	278,480	278,480	1,7x	4%	7%
PE II (2003)	50,000	Divested	51,648	—	1,053,625	1,053,625	20,4x	92%	75%
PE III (2007)	571,596	Divested	616,697	—	1,194,185	1,194,185	1,9x	8%	19%
PE IV (2011)	1,270,853	113%	1,247,809	734,614	287,708	1,022,322	0,8x	(6)%	—%
PE V (2015)	1,807,389	125%	1,747,700	2,276,800	778,700	3,055,500	1,7x	7%	12%
PE VI (2019)	2,689,666	115%	2,279,393	4,166,405	67,781	4,234,187	1,9x	12%	14%
PE VII (2022)[1]	1,577,436	96%	692,025	827,524	—	827,524	1,2x	5%	4%
Total Private Equity	**8,200,940**		**6,799,084**	**8,005,342**	**3,660,480**	**11,665,822**	**1,7x**	**9%**	**13%**
Infrastructure									
Infra II (2010)	1,154,385	103%	997,679	232,579	956,470	1,189,049	1,2x	0%	10%
Infra III (2013)	1,676,237	104%	1,306,477	289,519	2,709,378	2,998,898	2,3x	11%	19%
Infra IV (2018)	1,941,000	115%	1,530,600	2,042,400	29,100	2,071,500	1,4x	7%	9%
Infra V (2023)[1]	2,934,457	114%	827,828	961,023	11	961,034	1,2x	n/m	n/m
Total Infrastructure	**7,706,079**		**4,662,584**	**3,525,522**	**3,694,960**	**7,220,481**	**1,5x**	**5%**	**14%**
GPMS[2]									
SOF I (2014)	189,871	Divested	182,502	4,433	243,204	247,636	1.4x	9%	n/m
SOF II (2014)	291,057	Divested	307,971	—	420,355	420,355	1.4x	14%	n/m
SOF III (2017)	427,535	123%	459,032	195,839	633,391	829,230	1.8x	18%	n/m
SOF IV (2020)	406,100	116%	383,972	458,909	185,041	643,951	1.7x	26%	n/m
Total GPMS	**1,314,563**		**1,333,477**	**659,180**	**1,481,991**	**2,141,171**	**1.6x**	**16%**	**n/m**

Note: Patria will report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Private Equity and Infrastructure net returns presented as 'n/m' for the fund's which first deployment of capital date is less than 36 months prior to the period indicated. (1) As of end of 4Q25, PE VII and IS V committed capital include all specific co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, PE VII and IS V committed capital would be US$ 1,477M and US$ 1,814M respectively. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) As of Jun 30, 2025

17

PAX 4Q25 Earnings Presentation

PATRIA

Investment Performance – REITs

As of Dec 25

Ticker	Fund Name	Strategy	Inception	Functional	AUM M (Functional Currency)	AUM M (USD)	Returns in local currency - Since Inception: Total Return (Annualized)	Market Comparison	IFIX (BR)[1] / IPC(COL) (Annualized)
HGLG11	PÁTRIA LOG FII	Logistics	2011	BRL	6,681	1,214	14.3%	IFIX	9.5%
LVBI11	VBI LOGISTICO FII	Logistics	2018	BRL	1,809	329	11.2%	IFIX	7.5%
PVBI11	VBI PRIME PROPERTIES FII	Office	2020	BRL	2,225	404	3.8%	IFIX	6.3%
HGRE11	PÁTRIA REAL ESTATE FII	Office	2009	BRL	1,466	266	11.4%	IFIX	8.8%
VCJR11	VECTIS JUROS REAL FII	Receivables	2018	BRL	1,197	218	6.4%	IFIX	6.5%
HGCR11	PÁTRIA RECEBÍVEIS IMOBILIÁRIOS FII	Receivables	2010	BRL	1,511	275	12.5%	IFIX	9.4%
PCIP11	PATRIA CREDITO INDICE DE PRECOS	Receivables	2019	BRL	1,440	262	10.9%	IFIX	5.7%
HGRU11	PÁTRIA RENDA URBANA FII	Street Retail	2018	BRL	2,931	533	13.9%	IFIX	8.0%
PSEC11	PATRIA SECURITIES FII	FoF	2020	BRL	1,188	216	3.4%	IFIX	3.7%
PMLL11	PATRIA MALLS	Malls	2017	BRL	1,471	267	9.1%	IFIX	7.1%
n/a	FONDO INMOBILIARIO COLOMBIA	Diversified	2008	COP	6,315,375	1,670	14.6%	IPC	4.6%

Note: Patria will report investment performance for REITS with AUM in excess of US$75 million. Market based return including dividend reinvestment. (1) IFIX launched on December 30th, 2010

18

PAX 4Q25 Earnings Presentation

PATRIA

Investment Performance – Credit, Public Equities & GPMS

Asset Class	Strategy	Functional Currency	Strategy AUM (USD mn)	YTD	Compounded Annualized Net Returns				Excess Return
					1yr	3yr	5yr	Since Incep.	Since Incept.
Credit	Latam High Yield (2000)	USD	5,050	10.4%	10.4%	13.3%	9.2%	11.1%	366 bps
	Benchmark: CEMBI Broad Div Latam HY			8.5%	8.5%	10.4%	5.3%	7.4%	
	Latam Local Currency Debt (2009)	USD	1,105	29.6%	29.6%	15.1%	8.5%	5.2%	134 bps
	Benchmark: GBI Broad Div Latam			31.2%	31.2%	12.8%	5.3%	3.8%	
	Chilean Fixed Income (2012)	CLP	1,552	10.2%	10.2%	11.1%	10.8%	9.2%	193 bps
	Benchmark: Chilean Fixed Income Index			8.4%	8.4%	7.4%	6.2%	7.3%	
Public Equities	Latam Equities (2008)	USD	1,081	51.1%	51.1%	11.1%	4.0%	3.9%	176 bps
	Benchmark: Latam Equities Index			52.9%	52.9%	13.7%	7.6%	2.1%	
	Chilean Equities (1994)	CLP	1,405	62.8%	62.8%	27.9%	22.1%	14.4%	514 bps
	Benchmark: Chilean Equities Index			50.1%	50.1%	25.8%	19.4%	9.3%	
GPMS	Patria Private Equity Trust (2001)[1]	GBP	1,973	8.8%	10.8%	7.4%	13.8%	10.9%	470 bps
	Benchmark: FTSE All-Share Index			21.4%	20.0%	12.2%	12.1%	6.2%	

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks. Returns as of December 31, 2025 for Credit and Public Equities and November 30 2025 for GPMS (1) Returns calculated based on NAV

19

20 Reconciliations & Disclosures PAX 4Q25 Earnings Presentation

21 (1) 206,853 shares issued related to personnel compensation in 4Q24; (2) 3,670,392 shares issued related to consideration for M&A activity and 818,832 shares issued related to personnel compensation; (3) 1,391,604 shares issued related to personnel compensation. (4) Reduced by 1,500,000 shares related to total return swap (5) 1,556 shares issued related to personnel compensation in 4Q25 and 1,074,339 shares issued related to consideration for M&A activity. Note: Qualified dividend under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003 Share Summary PAX 4Q25 Earnings Presentation (US$ in millions) 4Q24(1) 1Q25(2) 2Q25(3) 3Q25(4) 4Q25(5) Class A Common Shares 60,640,738 65,129,962 66,521,566 65,021,566 65,023,122 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 153,586,168 158,075,392 159,466,996 157,966,996 157,968,552 + Shares issued post-quarter and eligible for dividend 1,074,339 = Total Shares outstanding eligible for quarterly dividend 159,042,891

PAX 4Q25 Earnings Presentation

PATRIA

Patria's Earnings – 5 Quarter View

(US$ in millions)	QTD 4Q24	1Q25	2Q25	3Q25	4Q25	FY FY 2023	FY 2024	FY 2025
Management Fees	81.4	78.8	81.0	87.0	92.0	245.6	292.4	338.7
(+) Incentive Fees	12.3	0.3	2.3	0.2	11.3	4.1	13.8	14.0
(+) Other Fee Revenues	4.7	2.0	2.3	2.5	2.9	2.7	10.4	9.6
(–) Taxes on Revenues (1)	(2.3)	(1.5)	(1.8)	(1.8)	(2.1)	(5.0)	(6.5)	(7.1)
(–) Rebates	(2.9)	(2.2)	(2.7)	(3.3)	(3.1)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**93.2**	**77.3**	**81.1**	**84.6**	**101.0**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(23.8)	(22.1)	(22.6)	(22.3)	(24.8)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(13.8)	(11.9)	(11.7)	(12.1)	(11.2)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization (2)	(0.8)	(0.7)	(0.7)	(0.7)	(0.7)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**54.8**	**42.6**	**46.1**	**49.5**	**64.3**	**147.7**	**170.1**	**202.5**
FRE Margin (%)	**58.8%**	**55.1%**	**56.8%**	**58.5%**	**63.6%**	**61.3%**	**56.5%**	**58.9%**
Realized Performance Fees (After-Tax)	62.3	0.8	—	—	30.2	72.7	62.3	31.0
(–) Carried interest allocation and bonuses (3)	(20.9)	—	—	—	(10.6)	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**41.4**	**0.8**	**—**	**—**	**19.6**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense) (4)	(3.7)	(2.9)	(4.0)	(1.0)	(1.8)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**92.6**	**40.5**	**42.2**	**48.5**	**82.0**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax (5)	(3.5)	(3.7)	(3.4)	(1.6)	(3.5)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**89.1**	**36.8**	**38.8**	**46.9**	**78.5**	**186.3**	**189.2**	**200.9**
DE per Share	**0.58**	**0.23**	**0.24**	**0.30**	**0.50**	**1.26**	**1.24**	**1.27**
Shares Outstanding	153.6	158.1	159.5	158.0	158.0			
Additional Metrics								
Total Assets Under Management	41,899	45,843	48,713	51,219	52,609			
Fee-Earning Assets Under Management	32,901	34,984	37,207	38,826	40,810			

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

22

PAX 4Q25 Earnings Presentation

PATRIA

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	QTD 4Q24	QTD 1Q25	QTD 2Q25	QTD 3Q25	QTD 4Q25	FY 2023	FY 2024	FY 2025
Management Fees	81.4	78.8	81.0	87.0	92.0	245.6	292.4	338.7
(+) Incentive Fees	12.3	0.3	2.3	0.2	11.3	4.1	13.8	14.0
(+) Other Fee Revenues	4.7	2.0	2.3	2.5	2.9	2.7	10.4	9.6
(–) Taxes on Revenues	(2.3)	(1.5)	(1.8)	(1.8)	(2.1)	(5.0)	(6.5)	(7.1)
(–) Rebates	(2.9)	(2.2)	(2.7)	(3.3)	(3.1)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**93.2**	**77.3**	**81.1**	**84.6**	**101.0**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(23.8)	(22.1)	(22.6)	(22.3)	(24.8)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(13.8)	(11.9)	(11.7)	(12.1)	(11.2)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization	(0.8)	(0.7)	(0.7)	(0.7)	(0.7)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**54.8**	**42.6**	**46.1**	**49.5**	**64.3**	**147.7**	**170.1**	**202.5**
Realized Performance Fees (After-Tax)	62.3	0.8	—	—	30.2	72.7	62.3	31.0
(–) Carried interest allocation and bonuses	(20.9)	—	—	—	(10.6)	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**41.4**	**0.8**	**—**	**—**	**19.6**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense)	(3.7)	(2.9)	(4.0)	(1.0)	(1.8)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**92.6**	**40.5**	**42.2**	**48.5**	**82.0**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax	(3.5)	(3.7)	(3.4)	(1.6)	(3.5)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**89.1**	**36.8**	**38.8**	**46.9**	**78.5**	**186.3**	**189.2**	**200.9**
(-) Deferred Taxes (1)	1.4	7.1	3.0	2.8	1.9	13.4	1.2	14.8
(-) Amortization of intangible assets from acquisition (2)	(9.5)	(8.8)	(8.1)	(9.3)	(8.8)	(19.3)	(25.1)	(35.0)
(-) Equity-based and long-term compensation (3)	(6.9)	(4.8)	(7.3)	(9.4)	(16.5)	(14.7)	(20.2)	(38.0)
(-) Deferred and contingent consideration (4)	(5.0)	(2.4)	(5.5)	(5.4)	(0.8)	(14.3)	(31.9)	(14.2)
(-) Transaction and restructuring cost (5)	(13.7)	(3.7)	(5.7)	(7.4)	(21.9)	(12.3)	(36.3)	(38.8)
(-) Derivative financial instrument gains/(losses) (6)	0.1	(3.1)	(0.8)	(0.5)	9.4	(14.9)	1.1	4.9
(-) SPAC expenses and transaction costs (7)	(0.3)	(0.3)	(0.1)	0.1	(3.9)	(7.3)	(1.1)	(4.2)
(-) Unrealized financial income/expense (8)	0.1	(5.0)	(1.3)	4.9	(3.3)	1.4	(4.9)	(4.8)
Net income for the period (9)	**55.3**	**15.7**	**12.9**	**22.5**	**34.5**	**118.4**	**71.9**	**85.6**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

23

PAX 4Q25 Earnings Presentation

IFRS Balance Sheet

PATRIA

(US$ in millions)	31-Dec-24	31-Dec-25
Assets		
Cash and cash equivalents	33.4	55.0
Short term investments (1)	59.0	35.1
Client funds on deposit (2)	18.7	25.9
Accounts receivable (3)	217.1	116.5
Project advances	7.6	12.3
Other assets	14.7	20.0
Recoverable taxes	4.5	4.3
Other financial instruments (4)	17.6	134.5
Current Assets	**372.7**	**403.6**
Accounts receivable (3)	16.4	95.4
Deferred tax assets (5)	15.8	14.4
Other assets (5)	6.6	12.6
Long term investments (6)	49.2	44.5
Investments in associates	0.8	—
Property and equipment	32.6	42.4
Intangible assets (7)	700.9	824.2
Other financial instruments (4)	11.1	52.6
Non-current assets	**833.4**	**1,086.0**
Total Assets	**1,206.1**	**1,489.6**

	31-Dec-24	31-Dec-25
Liabilities and Equity		
Client funds payable (2)	18.7	25.9
Consideration payable on acquisition (8)	102.0	104.1
Personnel and related taxes (9)	37.3	59.4
Taxes payable	6.4	7.0
Carried interest allocation (10)	31.9	19.3
Other financial instruments (4)	21.7	117.4
Commitment subject to possible redemption (1)	54.1	—
Other liabilities (11)	46.8	59.9
Loans (13)	78.5	—
Current Liabilities	**397.4**	**393.0**
Gross obligation under put option (12)	18.3	24.6
Consideration payable on acquisition (8)	121.2	79.7
Carried interest allocation (10)	5.4	8.3
Personnel liabilities (9)	0.8	1.6
Deferred tax liabilities (5)	1.8	46.0
Other liabilities (11)	18.8	90.0
Loans (13)	149.5	174.9
Other financial instruments (4)	2.1	32.5
Non-current Liabilities	317.7	457.6
Total Liabilities	**715.1**	**850.6**
Capital	—	—
Additional paid-in capital	527.2	589.4
Performance Share Plan (14)	22.0	27.7
Retained earnings	—	—
Cumulative translation adjustment	(68.2)	1.1
Equity attributable to the owners of the parent	**481.0**	**618.2**
Non-controlling interests (15)	**9.9**	**20.8**
Equity	490.9	639.0
Total Liabilities and Equity	**1,206.1**	**1,489.6**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

24

25 Notes PAX 4Q25 Earnings Presentation Notes to Page 4 Patria’s Fourth Quarter & Full Year 2025 IFRS Results (1) Performance fees are determined in accordance with the funds offering documents and/ or agreements with Limited Partners, based on the expected value for which a highly probability exists that a significant reversal will not occur. (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates. (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits. (4) Deferred consideration is accrued for services rendered during the retention period of employees from acquired businesses. (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses as well as gains/(losses) from energy trading. (6) Includes earnings and amortization of intangible assets from investments in associates. (7) Comprise of the fair value adjustments on long-term investments and derivative financial instruments, and acquisition price adjustments, unwinding of considerations payable and gross obligations under put options on acquired businesses as well as foreign exchange variances and interest incurred on credit lines and lease liabilities. (8) Income tax includes both current and deferred tax expenses for the period calculated based on each jurisdiction’s tax regulations. (9) Represents the non-controlling interest in Patria’s subsidiaries. Notes to Pages 8 & 9 Patria’s Fourth Quarter & Full Year 2025 Earnings and Page 22 Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees, if any, which are excluded from Patria’s Fee Related Earnings. (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds. (3) Performance fee payable to carried interest vehicles have been excluded from performance related earnings. (4) Net financial income/(expense) includes share of equity-accounted earnings, realized gains/(losses) on financial instruments and net gains/(losses) from energy trading. (5) Income and other related tax represents tax expenses based on each jurisdiction’s tax regulations. Notes to Page 10 Net Accrued Performance Fees (1) Others include PE Growth funds, Alturas II & Moneda Private Credit and Infrastructure V. Notes to Page 15 Total AUM Roll Forward (1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows generally reflects fundraising activity in the period. (3) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners. Notes to Page 16 Total FEAUM Roll Forward (1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund.

26 Notes PAX 4Q25 Earnings Presentation Notes to Page 23 Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non- deductible employee profit sharing expenses, performance fees, quarterly revaluation of derivatives, intangible assets and considerations payable (IFRS note "Income and other related tax"). (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationships, brands and non-compete agreements. (IFRS “Amortization of intangible assets" note). (3) Expenses for equity-based compensation and long-term employee benefits. Additionally, includes IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business. (IFRS note "Personnel Expenses"). (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of the earn-out payable. (iii) Unwinding and price adjustments on outstanding considerations payable (IFRS "Personnel expenses" and "Net Financial income/(expense)" notes). (5) Non-recurring expenses and gains associated with business acquisitions and restructuring. (IFRS "Other income/(expenses)" and "Personnel expenses" notes). (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions. (IFRS "Net financial income/(expenses)" and "Other income/(expenses)" notes). (7) SPAC general expenses. (IFRS "General and Administrative expenses")" note). (8) Unrealized gains and losses on long-term investments and unrealized exchange variation. (9) Reflects net income attributable to owners of the Parent. (IFRS "Condensed Consolidated Statement of Profit or Loss"). Notes to Page 24 IFRS Balance Sheet (1) Short term investments for December 31st, 2024, included investments from Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"). The shareholders redeemed the remaining public shares of SPAC during September 2025 depleting the investments and related commitment subject to redemption. Cash Invested and restricted. (2) Chilean clients’ money not available for the company. Assets and liabilities linked. (3) Accounts receivables mainly relate to management and performance fees. (4) Financial Instrument assets and liabilities for the period ended December 31st, 2025, mainly relate fair value adjustments on energy purchase and sale agreements. The net amount between assets and liabilities is $37.2. (5) Deferred Tax assets and liabilities are temporary differences between the accounting balance and tax base of certain assets and liabilities. Main categories include temporary differences on financial instruments,, fair value adjustments on assets acquired through business combinations, business combination related expenses and assessed tax losses for future utilization. (6) The long-term investments predominantly relate to GP commitments into the funds managed by Patria. (7) Primarily composed of goodwill, contractual rights, non-contractual customer relationships, non-competes, brands from business acquisitions and placement fees. (8) Payable amounts for the period December 31st, 2025, relate to the business acquisitions of VBI, CSHG, GPMS, BanColombia, Nexus, Igah, Vectis and Genial. It also includes amounts contingent to the business performance over a specific period as well as deferred considerations payable to employees of acquired businesses, which will be settled in cash and shares over the next years. (9) Primarily composed of employee profit sharing and short-term employee benefits. (10) Reflects up to 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds. (11) Other non-current liabilities include $ 68 million payable to a financial institution for PE IV receivable sold. (12) Gross obligation relates to put option arrangements from acquisition-related activity of businesses. For the period ended December 31st, 2025, put options arrangements relate to the Tria acquisition. (13) Loans include credit facilities utilized as well as accrued interest recognized on outstanding credit facility balances. (14) Reflects the Class A common shares reserved as compensation for share-based incentive plans in place. (15) Non-controlling interest represents the minorities’ holding in Tria (41%) and BanColombia (49%).

27 Definitions PAX 4Q25 Earnings Presentation Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non-recurring expenses. Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings for Drawdown Funds. Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co- investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.